Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report
Collection Period Ended   30-Apr-2016

Amounts in USD

Dates

Collection Period No.	22			
Collection Period (from... to)	1-Apr-2016	30-Apr-2016		
Determination Date	12-May-2016			
Record Date	13-May-2016			
Distribution Date	16-May-2016			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2016	16-May-2016	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Apr-2016	15-May-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	375,870,000.00	313,297,140.46	289,890,790.39	23,406,350.07	62.272461	0.771253
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**423,797,140.46**	**400,390,790.39**	**23,406,350.07**		
Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	452,629,638.90	429,223,288.83			
Yield Supplement Overcollateralization Amount	49,189,871.20	18,075,818.01	17,045,636.99			
Pool Balance	**1,202,489,808.91**	**470,705,456.91**	**446,268,925.82**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.870000%	227,140.43	0.604306	23,633,490.50	62.876767
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$347,769.60**		**$23,754,119.67**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	24,206,130.55	(1) Total Servicing Fee	392,254.55
Interest Collections	1,007,362.78	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	14,010.36	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	33,866.45	(3) Interest Distributable Amount Class A Notes	347,769.60
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	6,937.17	(6) Regular Principal Distributable Amount	23,406,350.07
Available Collections	**25,268,307.31**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,121,933.09
Available Funds	**25,268,307.31**	**Total Distribution**	**25,268,307.31**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	392,254.55	392,254.55	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	347,769.60	347,769.60	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	227,140.43	227,140.43	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	347,769.60	347,769.60	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	23,406,350.07	23,406,350.07	0.00
Aggregate Principal Distributable Amount	23,406,350.07	23,406,350.07	0.00

Amounts in USD

Reserve Fund and Investment Earnings	

Reserve Fund

Reserve Fund Required Amount	2,883,249.84

Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	736.41
minus Net Investment Earnings	736.41
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	736.41
Net Investment Earnings on the Collection Account	6,200.76
Investment Earnings for the Collection Period	6,937.17

Notice to Investors	

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	470.705.456.91	26.740
Principal Collections	15,447,816.68	
Principal Collections attributable to Full Pay-offs	8,758,313.87	
Principal Purchase Amounts	0.00	
Principal Gross Losses	230,400.54	
Pool Balance end of Collection Period	446,268,925.82	26,080
Pool Factor	37.11%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.57%
Weighted Average Number of Remaining Payments	51.92	32.61
Weighted Average Seasoning (months)	11.34	32.03

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	442,782,132.29	25,938	99.22%
31-60 Days Delinquent	2,579,953.01	107	0.58%
61-90 Days Delinquent	594,624.69	26	0.13%
91-120 Days Delinquent	312,215.83	9	0.07%
Total	446,268,925.82	26,080	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	230,400.54	12	5,545,371.81	198
Principal Net Liquidation Proceeds	14,273.39		558,339.50	
Principal Recoveries	33,631.80		2,084,419.51	
Principal Net Loss / (Gain)	182,495.35		2,902,612.80	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.478%	
Prior Collection Period	0.858 %	
Second Prior Collection Period	(0.065%)	
Third Prior Collection Period	0.180 %	
Four Month Average	0.363%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.241%
Average Net Loss / (Gain)	14,659.66

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.